January 16, 2025

Nicholas O’Leary

Conlon Danberg

Christie Wong

Li Xiao

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Agroz Inc.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted December 10, 2024
CIK No. 0002009233

Dear Mr. O’Leary, Mr. Danberg, Ms. Wong, and Ms. Xiao:

Agroz Inc. (the “Company”) respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response Letter”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated December 20, 2024 relating to the Company’s filing on December 10, 2024 of its amended draft registration statement on Form F-1 (the “Draft Registration Statement”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing a Registration Statement (the “Form F-1”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Form F-1.

To facilitate your review, we have reproduced below the Commission’s comments in bold italics, followed by our responses.

Amendment No. 2 to Draft Registration Statement on Form F-1

Present and Ongoing Related Party Transactions, page 80

1. We note your response to prior comment 15 and reissue comment 4 from our September 16, 2024 comment letter in part. Please revise your description of the Software Development Agreement with Braiven to include a discussion of the perpetual license to use the software granted to Braiven.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised description of the Software Development Agreement with Braiven and Second Braiven Services Agreement in the “Present and Ongoing Related Party Transactions” section.

Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024

Note 13. Redeemable Convertible Preference Shares (RCPS), page F-77

2. We note the AI RCPS balance of $2,177,569 is smaller than their redemption value at $2.50 per share. Please help us understand when and how you plan to accrete the balance to its redemption value, with a potential impact to your statement of operations. As a related matter, since these AI RCPS are not automatically converting into your common stock upon the IPO, please present them as potentially dilutive securities under the Offering, Capitalization, and Dilution sections.

In response to the Commission’s comment, the Company respectfully clarifies that the AI RCPS balance of $2,177,569 represents solely the liability portion, while the equity portion of the AI RCPS is valued at $154,126. The combined total of the liability and equity portions of the AI RCPS amounts to $2,331,695, which is calculated at $2.46 per share. The difference between the redemption value of $2.50 per share and the carrying value of $2.46 per share arises solely due to foreign exchange presentation differences. Hence, no accretion to the balance is required. The Company respectfully refers the Staff to the revised disclosure under “The Offering”, “Capitalization”, and “Dilution” sections.

Note 22. Related Party Balances and Transactions, page F-89

3. You disclosed here that in January 2024, Agroz Group disposed shares in EPetani Sdn. Bhd. which is no longer a related party to the Group. You also disclosed that during the six months period ended June 30, 2024, Agroz Group sold fresh vegetables to EPetani Sdn. Bhd that amounted to MYR3,613,573 (USD766,286). Considering such sales accounted for 96% of your fresh vegetable sales and 53% of total revenue for the period, we have the following comments with regard to Epetani Sdn. Bhd.

●	Describe to us your percentage ownership before the share disposal in January 2024, as well as your accounting for this investment prior to the disposal and the disposal.

In response to the Commission’s comment, the Company respectfully clarifies that prior to the disposal of shares in January 2024, Mr. Gerard Lim, the Chief Executive Officer of Agroz Group owns 14% of shares in EPetani Sdn. Bhd. As the shares were held by Mr. Gerard Lim and not Agroz Group, management did not recognize this under investment but disclosed the fact of related party. There is no change in accounting treatment prior and after the disposal.

●	Describe to us the ownership composition at Epetani Sdn. Bhd. after your disposal, more specifically any affiliation with your controlling shareholder, key investors, board of directors or key members of management.

In response to the Commission’s comment, the Company respectfully clarifies that in January 2024, Mr. Gerard Lim transferred all his shares in EPetani Sdn. Bhd. to an independent third party. As of the date of disposal, there is no change in composition of shareholders. The management confirmed that there is no affiliation with controlling shareholder, key investors, board of directors and key members of management after Mr. Gerard Lim disposed his shares in EPetani Sdn. Bhd.

●	We see you added a revenue recognition policy specifically related to the sales to other platforms on a gross basis. We also note that you purchased $445,412 from Agroz Vertical Farm Sdn. Bhd, and Agroz Ventures Sdn, Bhd. during the six months ended June 30, 2024. Provide us a detailed analysis about your strategy and arrangements, as well as your justification for recognizing revenue on a gross basis when you purchase from, and make sales to, what appear to be affiliated companies. In your response, please include details for your arrangement related to inventory flow and billing practice.

In response to the Commission’s comment, the Company respectfully refers the Staff to page F-15 and F-63 of the financial statements, which now includes the details of sales arrangement with related parties.

●	As a related matter, provide us a list of all your equity investment including your percentage ownership in all of your affiliated companies.

In response to the Commission’s comment, the Company respectfully clarifies that other than those Agroz Ventures Sdn. Bhd. and Agroz Vertical Farms Sdn. Bhd. where Agroz Group holds 19% shareholdings in trust, the Group does not have any other ownership in other companies.

4. We note your revised disclosure about your 19% proxy holdings in each of Agroz Ventures Sdn. Bhd. and Agroz Vertical Farms Sdn. Bhd. Please address the following comments.

●	If not accounted for as equity method investment, tell us your accounting for your investment in these companies.

In response to the Commission’s comment, the Company respectfully clarifies that the management did not account 19% proxy holdings in each of Agroz Ventures Sdn. Bhd. and Agroz Vertical Farms Sdn. Bhd. as investment because these proxy holdings do not meet the criteria of assets under IASB Framework and significant influence under IAS 28 and IFRS 9. Management only disclosed the fact of proxy holdings and accounted transactions with both Agroz Ventures Sdn. Bhd. and Agroz Vertical Farms Sdn. Bhd. under IFRS 15.

●	You disclosed that you build and sell vertical farms to these companies, operate the vertical farms owned by them, purchase from them, and pay expenses on their behalf. Please tell us and revise to disclose your exposures in these entities, including but not limited to your purchase and funding obligations, how substantial your obligations are compared to their total sales (in terms of your purchase), and equity holders (in terms of funding), as well as your power to direct these entities and your exposure to potential losses or gains. Refer to IFRS 10 for controlling financial interest analysis.

In response to the Commission’s comment, the Company respectfully refers the Staff to page F-45 and F-89 of the financial statements, which now includes assessment under IFRS 10 for controlling financial interest analysis. Agroz Group does not have any contractual obligations to purchase or to provide financial support to any of the related parties. These related parties are free to sell their fresh produce to any other parties and have their own marketing teams to facilitate sales. During the six months ended June 30, 2024, Agroz Group purchased 34.8% and 48.2% to their total sales from the respective related parties Agroz Ventures Sdn. Bhd. and Agroz Vertical Farms Sdn. Bhd. These purchases were made because Agroz Group had sales obligations to fulfill and product standards to maintain, as the fresh produce was farmed in accordance with Agroz Group’s process, procedures, and technologies. The purchases made by Agroz Group from these related parties were on a willing-buyer, willing-seller basis.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

3